Exhibit 1.01

CDI Corp.

Conflict Minerals Report

This Conflict Minerals Report of CDI for calendar year 2015 was prepared in accordance with Rule 13p-1 under the Securities Exchange Act of 1934.

This Conflict Minerals Report contains one or more forward-looking statements within the meaning of federal securities laws. These forward-looking statements involve a number of risks, uncertainties, assumptions and other factors including, among other things, our customers’ requirements to use certain suppliers, our suppliers’ responsiveness and cooperation with our due diligence efforts, our ability to implement improvements in our conflict minerals program, changes to the sourcing status of smelters and refiners in our supply chain, and our ability to identify and mitigate related risks in our supply chain. We undertake no obligation to review or update any forward-looking statements to reflect events or circumstances occurring after filing this Conflict Minerals Report with the SEC, except as required by law.

Business Overview

CDI provides engineering, information technology and staffing solutions. The Company’s customers operate in a variety of industries, including energy, chemicals, infrastructure, aerospace, industrial equipment, technology, as well as municipal and state governments, and the United States (U.S.) Department of Defense. While CDI is predominantly a services company, one of our businesses – CDI Government Services – in connection with its design and engineering services, produces a limited amount of associated products. CDI Government Services, operating through our CDI Marine Company, LLC and CDI-M&T Company, LLC subsidiaries, provides ship design, naval engineering, aviation engineering, and professional services primarily to the U.S. Department of Defense, the Department of Homeland Security, and prime contractors who serve government agencies.

Description of our Products

The following is a description of the Products manufactured by CDI Government Services which give rise to this Form SD and Conflict Minerals Report. CDI Marine Company, LLC, at its facility in Norfolk, Virginia, in connection with its design and engineering services, designs, assembles and installs consoles for small boats and other watercraft. CDI-M&T Company, LLC, at its facility in Jacksonville, Florida, in connection with its design and engineering services, provides aviation repair and alteration services, which includes manufacturing electronic devices, cable assemblies, harnesses, circuit card assemblies and similar support equipment for planes and helicopters. Some of these Products contain Conflict Minerals which are necessary to the Products’ functionality or production.

Description of the Supply Chain for our Products

The supply chain with respect to the Products is complex, and there are many third parties between us and the original sources of the Conflict Minerals contained in the Products. Our direct suppliers are typically distributors or resellers, rather than manufacturers of the products sold to us. Neither CDI nor our direct suppliers purchase Conflict Minerals from mines, smelters or refiners. The smelters and refiners of the Conflict Minerals are best situated to identify the sources of Conflict Minerals, and therefore we have taken the steps described below to identify the applicable smelters and refiners of Conflict Minerals in our supply chain.

Reasonable Country of Origin Inquiry (RCOI)

We designed and conducted in good faith an RCOI on the source of our Conflict Minerals for the Reporting Period. Our RCOI was reasonably designed to determine whether the Conflict Minerals contained in our Products originated from the Covered Countries or were from recycled or scrap sources. As part of our RCOI, we contacted all of our suppliers that we believed sold products containing Conflict Minerals to us during the Reporting Period. We sent emails to our suppliers requesting that they complete the Conflict Minerals Reporting Template (CMRT), a supply chain survey tool provided by the Conflict-Free Sourcing Initiative (CFSI), an industry group that works to address Conflict Minerals issues within supply chains. The CMRT requests suppliers to identify the smelters, refiners and countries of origin of the Conflict Minerals in their products.

We received responses from more than half of our direct suppliers and responses from a few of our suppliers’ suppliers. Our RCOI was designed to receive responses from all of our direct suppliers, and we made a good faith effort, with follow-up communications, to receive responses from all of our direct suppliers.

Most of the respondents completed and returned the CMRT, while other suppliers provided statements regarding the origin of their Conflict Minerals and/or their Conflict Minerals policies, which prohibit the sourcing of Conflict Minerals from the Covered Countries or prohibit the sourcing of Conflict Minerals that directly or indirectly finance or benefit armed groups in the Covered Countries or state that the supplier is working towards those objectives. Nearly 30% of the respondents told us that their products do not contain Conflict Minerals. Another nearly 30% of the respondents stated that their products contain Conflict Minerals but that the source of the Conflict Minerals was not the Covered Countries. About 40% of respondents stated that their products contain Conflict Minerals but that the source of their Conflict Minerals was uncertain or unknown. This reflects the nature of the supply chain for our Products, which was described above. Four of our suppliers reported that the Conflict Minerals contained in the products sold to us originated in the Covered Countries.

Based on the responses to our RCOI, we know or have reason to believe that a small portion of the Conflict Minerals in our Products originated from the Covered Countries or may not be solely from recycled or scrap sources.

Due Diligence

We undertook due diligence on the source of the Conflict Minerals we use. We conducted a significant portion of our due diligence using tools and relying on information provided by the CFSI. In addition to using the CMRT, which facilitates the collection of information on the source of Conflict Minerals, we also relied on information from the Conflict-Free Smelter Program (CFSP), a voluntary initiative managed by the CFSI in which an independent third party audits the procurement activities of a smelter or refiner to determine, with reasonable confidence, that the minerals it processes originated from conflict-free sources. Upon completion of a successful audit, the smelter or refiner is designated by the CFSI as “Compliant”.

Of the four suppliers who reported that the Conflict Minerals contained in the products sold to us originated in the Covered Countries, three suppliers identified a total of three smelters as sources of their Conflict Minerals. Two of those three smelters are currently designated as Compliant by the CFSI. The third smelter appears on the CFSI list, but is not presently designated as Compliant. The table below contains information regarding the three smelters:

Metal	Smelter or Refiner Name	Facility Location Country	Smelter Identification Number and Source of ID Number	Compliant (as determined by CFSI)?
Tin	Malaysia Smelting Corporation	Malaysia	CID001105 (CFSI)	Yes

Tin	Thaisarco	Thailand	CID001898 (CFSI)	Yes

Tin	Phoenix Metal Ltd.	Rwanda	CID002507 (CFSI)	No

One of the four suppliers (“the fourth supplier”) reported that its various suppliers indicated that (a) smelters in its supply chain are listed in the CFSI compliant smelter list but did not name the smelters, (b) one entity in its supply chain indicated sourcing from a Covered Country but was unable to identify the smelter, or (c) they were unable to confirm whether the Conflict Minerals from a Covered Country was supplied to it. The fourth supplier concluded that there was nothing in the responses it received from its suppliers to suggest that its products contain any Conflict Minerals that directly or indirectly finance or benefit armed groups in the Covered Countries.

Prior to the preparation and filing of our Form SD for the 2016 reporting period, we plan to review and determine additional steps that may be appropriate to further conform our due diligence to an internationally recognized due diligence framework, the Organization for Economic Co-operation and Development (OECD), Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.